# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAVmed Inc., CIK 0001624326
CUSIP: 70387R403
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 02/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001965743

## Reporting persons
- Tasso Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,574,350; shared voting power 0; sole dispositive power 2,574,350; shared dispositive power 0; aggregate amount beneficially owned 2,574,350 (18.9% of the class)
  Comment: The number of shares beneficially owned excludes 53,974 shares of common stock issuable upon the exercise of warrants that are not currently exercisable and will not become exercisable within 60 days.
- Dana Carrera: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,574,350; shared voting power 0; sole dispositive power 2,574,350; shared dispositive power 0; aggregate amount beneficially owned 2,574,350 (18.9% of the class)
  Comment: The number of shares beneficially owned excludes 53,974 shares of common stock issuable upon the exercise of warrants that are not currently exercisable and will not become exercisable within 60 days. Dana Carrera controls Tasso Capital, LLC, which in turn controls Tasso Partners, LLC.

## Item 1. Issuer
Name of issuer: PAVmed Inc.
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Tasso Partners, LLC ("Tasso Partners") and Dana Carrera ("Ms. Carrera," and together with Tasso Partners, the "Reporting Persons"). Ms. Carrera controls Tasso Capital, LLC, which in turn controls Tasso Partners. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act. Any disclosures herein with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate party. The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is: P.O. Box 503, Rumson, NJ 07760.
Citizenship: Tasso Partners is a limited liability company formed under the laws of Delaware. Ms. Carrera is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Tasso Partners beneficially owns 2,574,350 shares of common stock. The number of shares beneficially owned by Tasso Partners excludes 53,974 shares of common stock issuable upon the exercise of warrants held by the Reporting Person that are not currently exercisable and will not become exercisable within 60 days. Ms. Carrera may be deemed to beneficially own the shares of common stock held by Tasso Partners, because Ms. Carrera indirectly controls Tasso Partners.
Percent of class: Tasso Partners and Ms. Carrera beneficially own 18.9% of the outstanding shares of common stock. The percentage of beneficial ownership is calculated based on 11,068,566 shares of common stock outstanding as of November 25, 2024, as set forth in the Company's registration statement on Form S-3 filed on December 20, 2024.
Sole power to vote or to direct the vote:
Tasso Partners: 2,574,350
Ms. Carrera: 2,574,350
Shared power to vote or to direct the vote:
Tass Partners: 0
Ms. Carrera:0
Sole power to dispose or to direct the disposition:
Tasso Partners: 2,574,350
Ms. Carrera: 2,574,350
Shared power to dispose or to direct the disposition:
Tass Partners: 0
Ms. Carrera:0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tasso Partners, LLC: /s/ Dana Carrera, Dana Carrera, Manager of Tasso Capital, LLC, which controls Tasso Partners, LLC (02/28/2025)
- Dana Carrera: /s/ Dana Carrera, Dana Carrera (02/28/2025)